

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2015

Sean Goodchild
Chief Executive Officer
Capital Art, Inc.
6445 South Tenaya Way, B-130
Las Vegas, Nevada 89113

> **Re: Capital Art, Inc.**
> **Form 10-12G**
> **Filed February 10, 2015**
> **File No. 000-55370**

Dear Mr. Goodchild:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. Please note we will continue to review your filing until all of our comments have been addressed.

Item 1. Business

Company Overview, page 3

2. Please disclose whether the Company's photographic assets are insured. If the assets are not insured please add a risk factor discussing any associated risks.

Frank Worth Collection and Daniel Furon Collection Purchase Agreement, page 4

3. Please state the aggregate number of shares that were issued to Birchley pursuant to the Worth and Furon Purchase Agreement and the February 28, 2013 amendment thereto. In this regard, we note your disclosure that Birchley originally agreed to receive 1,000,000 shares of your common stock in consideration for the Frank Worth Collection and Daniel Furon Collection, 600,000 shares in connection with the exchange of title to the Collections, and an additional 400,000 shares in connection with the February 28, 2013 amendment.

Sales and Distribution, page 5

4. We note your disclosure that you sell your photographs through third-party galleries, art consultants, daily deal sites and interior decorators. In this section, and in appropriate places throughout the document, please disclose the existence of any contractual relationships with these intermediaries, as well as the material terms of any such contracts. Please also file any material contracts as exhibits to your registration statement. Please see Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 6

5. We note your disclosure that you obtained some of the images in your collection through reproduction or licensing agreements. Please explain whether you are required to split sales proceeds on such images with the holders of the associated intellectual property rights, and revise your disclosure accordingly.

Item 1A. Risk Factors

Risks related to our Business and our Industry, page 6

6. Please add a risk factor discussing the risks associated with a dependence upon a small number of customers. In this regard, we note the reference to "significant financial risk" associated with such dependence and that one customer comprised 17.9% of total revenues. Please refer to Item 503(c) of Regulation S-K.

7. Please include appropriate risk factor disclosure regarding the online nature of your business, with particular attention to cyber-security issues.

Risks Related to Our Common Stock

If the Company fails to maintain an effective system of internal controls . . ., page 8

8. Please provide further details regarding areas of your internal controls that "need improvement," as well as the associated changes being made to your internal controls.

Sean Goodchild
Capital Art, Inc.
March 11, 2015
Page 3

Certain of our stockholders can exercise significant influence…, page 10

9. Please revise this risk factor to disclose that one shareholder, Movie Star News, LLC owns approximately 82% of your common stock and will exercise control over corporate matters.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 11

10. We note your disclosure on page 12 that, in the twelve months ended December 31, 2013, you earned $0 in the other revenue category, including but not limited to revenue from royalties paid to you for publication rights. However, we also note your disclosure on page 14 that, for each of the three and nine months ended September 30, 2013, you earned $1,146 and $5,464 in the other revenue category, respectively. Please clarify or revise your disclosure, as appropriate.

11. Please clarify the meaning of "registered or unregistered" intellectual property rights. Please also revise your disclosure, including but not limited to your risk factors section, as appropriate, to disclose any risks associated with unregistered intellectual property rights.

12. Please provide a more detailed discussion regarding the sources of your revenue. For example, please discuss the amount of revenue produced by source, including but not limited to the amount of revenue produced by online sales. Please also clarify the percentage of your revenue obtained through wholesale sales versus sales made directly to consumers. In this regard, we note your disclosure on page 3 that you sell your photographic assets through third party galleries, art consultants and interior decorators, as well as through websites selling photography.

13. We note your disclosure on page 12 that you have been investigating new domestic and international opportunities as well as adding new photographic image collections to your product line. To the extent possible, please provide further detail regarding these opportunities.

Costs and Operating Expenses, page 13

14. Please disclose the nature of costs included in the cost of sales financial statement line item.

Liquidity and Capital Resources, page 14

15. Please provide disclosure regarding your ability to generate adequate amounts of cash to meet your needs for cash in both the short-term and long-term. Refer to Item 303(a)(1) of Regulation S-K.

Summary Compensation Table, page 23

16. Please update this section to include all compensation earned by your named executive officers for each of your last two completed fiscal years. Please see Item 402(n) of Regulation S-K,

Financial Statements, page F-1

17. Please update the financial statements and financial information included in the filing to include the year ended December 31, 2014. Refer to Rule 8-08 of Regulation S-X.

Audited Financial Statements

Consolidated Statements of Cash Flows, page F-6

18. Please reconcile the amounts presented as "Payments on Related Party Debt" and "Proceeds from Related Party Debt" to the amounts disclosed in Note 5 in your response to this comment.

Notes to Consolidated Financial Statements

Note 1: The Company and Significant Accounting Policies, page F-7

19. Please explain to us in detail how you accounted for the Frank Worth Reproduction Rights Agreement and Worth and Furon Purchase Agreement at the agreement execution date and subsequent to that date.

Movie Star News, LLC Acquisition, page F-8

20. Please tell us whether this is an acquisition of a business or assets and explain the basis for your determination in detail for reporting purposes referencing Rule 11-01(d) of Regulation S-X and for accounting purposes referencing ASC 805-10-20 and 805-10-55-4 through 805-10-55-9. In doing so, please tell us what assets remained with Movie Star News, LLC post acquisition.

Note 3: Accrued Expenses, page F-10

21. Please tell us the nature of the accrued Frank Worth collection expense and whether the accrued amount was expensed or capitalized. In doing so, please specify whether any internal costs were capitalized. To the extent internal costs were capitalized, please tell us the amounts and your basis for capitalizing such amounts referencing authoritative literature that supports your accounting treatment.

Note 4: Debentures, page F-10

22. You disclose that a loss of $206,250 was recognized for debt conversion inducement. The consolidated statement of operations presents a loss of $106,250. Please reconcile these amounts for us or revise for consistency.

Note 5: Related Party Payables, page F-11

23. We note your disclosure that Mr. Moeller paid expenses for you resulting in related party accounts payable. Please tell us how the payment of these expenses and the resulting related party debt are reflected in the statements of cash flows referencing authoritative literature that supports your presentation.

Interim Financial Statements

Notes to Consolidated Financial Statements

Note 1: The Company and Significant Accounting Policies, page F-20

24. In light of the significant amount of common stock issued as compensation in the nine months ended September 30, 2014, please disclose your accounting policy for equity based payments to both employees and non-employees.

Note 3: Related Party Payables, page F-24

25. Reference is made to the July 14, 2014 and July 31, 2014 conversions of an aggregate $286,195 of payables to an aggregate 8,000,000 shares resulting in no loss on settlement. Reference is also made to the disclosure in paragraph 11 on page 25 that in July 2014 an employee agreed to convert outstanding payables in the aggregate amount of $8,183 to 163,664 shares resulting in a $55,645 loss on settlement. This loss assumed a market price of $0.39 per share. Please tell us how the July 14, 2014 and July 31, 2014 conversions were accounted for including your basis for not recognizing a loss on extinguishment referencing applicable authoritative literature that supports your accounting treatment. In this regard, assuming a market price of $0.39 per share similar to the other contemporaneous conversions noted above would result in a significant loss.

Note 4: Stockholders' Equity, page F-24

26. Reference is made to your disclosure on page F-25 of the August 14, 2014 issuance of 2,000,000 shares for consulting services. Please tell the measurement date of these shares referencing authoritative literature that supports your determination. Refer to ASC 505-50.

27. Reference is made to your disclosures on page F-25 of the consulting agreements executed on February 1, 2014 and August 16, 2014. Please tell us the requisite service period over which the related non-employee compensation expenses are being recognized and the expenses recognized in the nine months ended September 30, 2014 referencing authoritative literature that supports your recognition period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director